04037303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 23 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

Exhibit index on pages 8-11.

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab Limited ('Tab') disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*

2. Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP Holdings Limited ('TABCORP'), a notice of variation extending the offer period, a supplementary bidder's statement lodged with the Australian Securities and Investments Commission ('ASIC') on May 4, 2004 and a flyer entitled '9 good reasons'.*

3. Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*

4. Documents posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.*

5. Documents posted to Tab shareholders on June 29, 2004, being one of three different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*

Part II – Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*

B. The annual financial report for TABCORP for the year ended June 30, 2003.*

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003.*

D. The half-year financial report for TABCORP for the half year ended December 31, 2003.*

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ('ASX') since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*

H. The financial half year report for Tab for the period ended December 31, 2003.*

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB Limited ('UNiTAB') for the ordinary shares of Tab.*

* Previously furnished.
** Furnished herewith.

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*

N. ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*

O. ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*

P. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*

Q. ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*

R. ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*

S. ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*

T. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*

U. ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd Waiver of Certain Offer Conditions'.*

V. ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*

W. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 24, 2004.*

X. ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.*

Y. Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*

---

* Previously furnished.
** Furnished herewith.

Z. ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*

AA. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*

BB. ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

CC. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*

DD. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.*

EE. ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.*

FF. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.*

GG. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 7, 2004.*

HH. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 8, 2004.*

II. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 9, 2004.*

JJ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 10, 2004.*

KK. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 11, 2004.*

LL. ASX Announcement by TABCORP dated June 11, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*

MM. ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

NN. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 16, 2004.*

OO. ASX Announcement by TABCORP dated June 18, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

PP. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments

* Previously furnished.

** Furnished herewith.

No.4 Pty Ltd dated June 21, 2004.*

QQ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 22, 2004.*

RR. ASX Announcement by TABCORP dated June 23, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

SS. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 25, 2004.*

TT. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 29, 2004.*

UU. ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

VV. ASX Announcement by TABCORP dated July 1, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

WW. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 2, 2004.*

XX. ASX Announcement by TABCORP dated July 2, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Remaining Offer Conditions'.*

YY. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 5, 2004.*

ZZ. ASX Announcement by TABCORP dated July 5, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*

AAA. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 6, 2004.*

BBB. ASX Announcement by TABCORP dated July 6, 2004 entitled 'TABCORP takes management control of Tab Limited'.*

CCC. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 7, 2004.*

DDD. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 8, 2004.*

EEE. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 12, 2004.**

FFF. ASX Announcement dated July 13, 2004 entitled '*Corporations Act 2001* (Cth) – Notice under section 630(3)'.**

* Previously furnished.

** Furnished herewith.

GGG. ASX Announcement by TABCORP dated July 13, 2004 entitled 'Post 2012 Review of Victorian Gambling Licences'.**

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

* Previously furnished.
** Furnished herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________
Peter Caillard
Company Secretary

TABCORP INVESTMENTS NO.4 PTY LTD

By: ______________________
Peter Caillard
Director

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*	
2	Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period, a supplementary bidder's statement lodged with ASIC on May 4, 2004 and a flyer entitled '9 good reasons'.*	
3	Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*	
4	Documents posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.*	
5	Documents posted to Tab shareholders on June 29, 2004, being one of three different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*	
A	Bidder's Statement lodged with ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*	
B	The annual financial report for TABCORP for the year ended June 30, 2003.*	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003.*	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003.*	
E	All continuous disclosure notices given by TABCORP to ASX since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*	

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

Exhibit	Description	Page
H	The financial half year report for Tab for the period ended December 31, 2003.*	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*	
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*	
L	UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*	
M	ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*	
N	ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*	
O	ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*	
P	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
Q	ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*	
R	ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*	
S	ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*	
T	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*	
U	ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.*	
V	ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*	
W	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
X	ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.*	
Y	Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*	
Z	ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*	

* Previously furnished.

** Furnished herewith.

Exhibit	Description	Page
AA	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*	
BB	ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
CC	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*	
DD	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.*	
EE	ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.*	
FF	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.*	
GG	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 7, 2004.*	
HH	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 8, 2004.*	
II	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 9, 2004.*	
JJ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 10, 2004.*	
KK	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 11, 2004.*	
LL	ASX Announcement by TABCORP dated June 11, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*	
MM	ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
NN	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 16, 2004.*	
OO	ASX Announcement by TABCORP dated June 18, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	
PP	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 21, 2004.*	
QQ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 22, 2004.*	
RR	ASX Announcement by TABCORP dated June 23, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	
SS	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 25, 2004.*	
TT	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 29, 2004.*	
UU	ASX Announcement by TABCORP dated June 29, 2004 entitled	

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

Exhibit	Description	Page
	'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
VV	ASX Announcement by TABCORP dated July 1, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	
WW	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 2, 2004.*	
XX	ASX Announcement by TABCORP dated July 2, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Remaining Offer Conditions'.*	
YY	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 5, 2004.*	
ZZ	ASX Announcement by TABCORP dated July 5, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*	
AAA	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 6, 2004.*	
BBB	ASX Announcement by TABCORP dated July 6, 2004 entitled 'TABCORP takes management control of Tab Limited'.*	
CCC	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 7, 2004.*	
DDD	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 8, 2004.*	
EEE	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 12, 2004.**	12
FFF	ASX Announcement dated July 13, 2004 entitled '*Corporations Act 2001* (Cth) – Notice under section 630(3)'.**	21
GGG	ASX Announcement by TABCORP dated July 13, 2004 entitled 'Post 2012 Review of Victorian Gambling Licences'.**	23

* Previously furnished.
** Furnished herewith.

MELBOURNE:45608.1

EXHIBIT EEE

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	*Tab Limited ("Tab")*
ACN/ARSN	*081 765 308*

1. Details of substantial holder (1)

Name	*See Annexure A*
ACN/ARSN (if applicable)	
There was a change in the interests of the substantial holder on (d/m/y)	*See Annexures A and C*
The previous notice was given to the company on (d/m/y)	*8/7/2004*
The previous notice was dated (d/m/y)	*8/7/2004*

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	*287,911,759*	*63.82%*	*301,201,082*	*66.77%*

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change (d/m/y)	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
		See Annexure A			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Annexure A				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	*Not applicable*

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
TABCORP Investments No.4	*5 Bowen Crescent, Melbourne, Victoria, 3004*
TABCORP	*5 Bowen Crescent, Melbourne, Victoria, 3004*
Each member of the TABCORP Group	*See Annexure B*

Signature

print name Peter Caillard capacity *Director*

sign here [signature] date *12/7/2004*

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write 'unknown'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 2 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: [signature]

Peter Caillard (Director of TABCORP Investments No.4)

Date: 12 July 2004

1. Details of substantial holders

(a) TABCORP Investments No.4 Pty Ltd (ACN 108 197 084) ("TABCORP Investments No.4").

(b) TABCORP Holdings Limited (ACN 063 780 709) ("TABCORP").

(c) Each of the companies listed in Annexure B ("TABCORP Group").

The nature of the associations of the substantial holders are as follows:

Name	Nature of association
TABCORP Investments No.4	TABCORP Investments No.4 is an associate of TABCORP and each member of the TABCORP Group pursuant to section 12(2)(a)(i) or (iii) of the Corporations Act
TABCORP	TABCORP is an associate of TABCORP Investments No.4 and each member of the TABCORP Group pursuant to section 12(2)(a)(ii) of the Corporations Act
Each member of the TABCORP Group	Each member of the TABCORP Group is an associate of TABCORP Investments No.4, TABCORP, and each other member of the TABCORP Group pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act

3. Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See Annexure C	TABCORP Investments No.4	Increase of relevant interest as a result of acceptances of offers (the ***Offers***) dated 21 April 2004 made under TABCORP Investments No.4's off-market bid for ordinary shares in Tab on the terms set out in the bidder's statement dated 2 April 2004, as supplemented by supplementary bidder's statements dated 4 May 2004 and 3 June 2004. See Annexures C and D for details	Consideration will be provided by TABCORP Investments No.4 in accordance with and subject to the terms of the Offers. See Annexure D for details	See Annexure C	See Annexure C
As per TABCORP Investments No.4	TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4
As per TABCORP Investments No.4	Each member of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4

4. Present relevant interests

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
TABCORP Investments No.4	Persons to whom the Offers were made who have accepted the Offers	TABCORP Investments No.4	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers TABCORP Investments No.4's power to vote or dispose of the Tab shares is qualified until TABCORP Investments No.4 becomes the registered holder of those shares	301,201,082 ordinary shares	301,201,082
TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of controlling TABCORP Investments No.4. TABCORP is not the registered holder of the Tab shares and its ability to vote or dispose of those shares is qualified accordingly	As per TABCORP Investments No.4	As per TABCORP Investments No.4
Each of the members of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, TABCORP) above 20% in TABCORP Investments No.4. No member of the TABCORP Group is the registered holder of the Tab shares and their ability to vote or dispose of those shares is qualified accordingly	As per TABCORP Investments No.4	As per TABCORP Investments No.4

This is Annexure B of 2 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: [signature]

Peter Caillard (Director of TABCORP Investments No.4)

Date: 12 July 2004

TABCORP Group

TABCORP is the controlling entity of TABCORP Investments No.4 and of the other subsidiaries of TABCORP (being associates of TABCORP Investments No.4).

Set out below are those other subsidiaries of TABCORP which together are referred to as the "TABCORP Group" for the purposes of this Form 604 (Notice of change of interests of substantial holder).

Name of entity	**Address**
Sydney Harbour Apartments Pty Ltd (ACN 075 423 666)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Entertainment Pty Ltd (ACN 080 574 732)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments Pty Ltd (ACN 085 513 300)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Online Pty Limited (ACN 092 104 786)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Holdings Limited (ACN 064 054 431)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Assets Pty Ltd (ACN 064 303 920)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Manager Pty Ltd (ACN 064 304 016)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Participant Pty Ltd (ACN 064 304 105)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Employee Share Administration Pty Ltd (ACN 064 458 224)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP (Queensland) Pty Ltd (ACN 064 555 899)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Technology Pty Ltd (ACN 006 574 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Casino Management Pty Ltd (ACN 060 462 053)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Pty Ltd (ACN 060 510 410)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Investments Pty Ltd (ACN 060 507 888)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Harbour Casino Properties Pty Ltd (ACN 050 045 120)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments No.2 Pty Ltd (ACN 105 341 375)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Issuer Pty Ltd (ACN 105 341 366)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Staff Superannuation Pty Ltd (ACN 065 448 277)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Superannuation Pty Ltd (ACN 005 070 619)	5 Bowen Crescent, Melbourne, Victoria, 3004
Showboat Australia Pty Ltd (ACN 061 299 625)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments No.3 Pty Ltd (ACN 108 097 114)	5 Bowen Crescent, Melbourne, Victoria, 3004
Club Gaming Systems (Holdings) Pty Limited (ACN 051 404 007)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming (NSW) Pty Ltd (ACN 003 992 327)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Custodian Pty Limited (ACN 067 888 680)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Superannuation Pty Limited (ACN 064 432 926)	Level 9, Niecon Tower, 17-19 Victoria Avenue, Broadbeach, Queensland, 4218

Name of entity	***Address***
Jupiters Limited (ACN 010 741 045)	5 Bowen Crescent, Melbourne, Victoria, 3004
Breakwater Island Limited (ACN 010 271 691)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Limited (ACN 000 005 916)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters International Pty Ltd (ACN 055 809 302)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Technology & Environmental Services Pty Ltd (ACN 102 895 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Services Pty Limited (ACN 053 518 942)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming Pty Limited (ACN 071 366 446)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Machine Gaming Pty Limited (ACN 078 963 050)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Internet Gaming Pty Limited (ACN 088 541 940)	5 Bowen Crescent, Melbourne, Victoria, 3004
jupiters.com Pty Limited (ACN 091 584 226)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 760 610 PTY LTD (ACN 082 760 610)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Wagering Systems Pty Limited (ACN 000 075 927)	5 Bowen Crescent, Melbourne, Victoria, 3004
ATL Pty Limited (ACN 000 007 401)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Enterprises Pty Limited (ACN 072 794 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Machines Pty Limited (ACN 062 579 613)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Infosec Pty Limited (ACN 067 175 839)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.2) Pty Limited (ACN 053 998 191)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.4) Pty Limited (ACN 053 990 962)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.5) Pty Limited (ACN 053 991 307)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.6) Pty Limited (ACN 056 466 703)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA MicroElectronics Pty Ltd (ACN 003 263 170)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA New Media Pty Ltd (ACN 084 703 702)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research and Development Pty Limited (ACN 003 573 313)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research Marketing Pty Limited (ACN 003 573 386)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.2) Pty Ltd (ACN 065 041 303)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.3) Pty Ltd (ACN 070 046 641)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation Pty Ltd (ACN 001 197 931)	5 Bowen Crescent, Melbourne, Victoria, 3004
Hotel Gaming Systems Pty Ltd (ACN 084 703 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
Macquarie Syndication (No.1) Pty Limited (ACN 055 839 015)	5 Bowen Crescent, Melbourne, Victoria, 3004
Palatron Pty Limited (ACN 003 596 174)	5 Bowen Crescent, Melbourne, Victoria, 3004
Penchant Pty Limited (ACN 052 356 591)	5 Bowen Crescent, Melbourne, Victoria, 3004
Radcoy (No 1) Limited (ACN 006 539 797)	5 Bowen Crescent, Melbourne, Victoria, 3004
SunshineLink Pty Ltd (ACN 084 230 035)	5 Bowen Crescent, Melbourne, Victoria, 3004
Syndicate (Co.1) Pty Limited (ACN 003 584 852)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 231 383 PTY LTD (ACN 082 231 383)	5 Bowen Crescent, Melbourne, Victoria, 3004
Expanse Electronics Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand
Millers Mechanical Equipment (NZ) Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand

This is Annexure C of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 12 July 2004

Details of changes in relevant interests pursuant to acceptances of the Offers

Date of change	Class and number of securities affected	Person's votes affected
8/7/04	1,112,418 ordinary shares	1,112,418
9/7/04	12,176,905 ordinary shares	12,176,905

This is Annexure D of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: Peter Caillard

Peter Caillard (Director of TABCORP Investments No.4)

Date: 12 July 2004

Offer terms

The following documents set out the terms of the Offers:

1. Bidder's Statement dated 2 April 2004.
2. Acceptance Form for CHESS holdings – Australian shareholders.
3. Acceptance Form for issuer sponsored holdings - Australian shareholders.
4. Acceptance Form for CHESS Holdings – Overseas shareholders.
5. Acceptance Form for issuer sponsored holdings – Overseas shareholders.

EXHIBIT FFF

Corporations Act 2001 (Cth)
Notice under section 630(3)

This notice is given under section 630(3) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab Limited (ABN 17 081 765 308), which are contained in the bidder's statement from Bidder dated 2 April 2004 (as supplemented) (***Bidder's Statement***).

Bidder hereby gives notice of the status of the conditions to the Offers set out in section 10.7 of the Bidder's Statement.

Terms defined in the Bidder's Statement have the same meaning when used in this Notice, unless the context requires otherwise.

As at the date of this notice:

1. The conditions set out in the following sections of the Bidder's Statement have been fulfilled and consequently the Offers are free from those conditions:
   (a) section 10.7(b)(i) – commencement of the Totalizator Amendment Act;
   (b) section 10.7(b)(ii) – nomination by the NSW Racing Minister; and
   (c) section 10.7(j)(i) – execution of the loan facility agreement.
2. Bidder has freed the Offers from the conditions set out in the following sections of the Bidder's Statement:
   (a) section 10.7(a) – relevant interests in more than 50.0% of the Tab Shares;
   (b) section 10.7(b)(iii) – NSW Racing approval;
   (c) sections 10.7(c)(i) and (ii) – ACCC approval;
   (d) section 10.7(d) – regulatory approvals;
   (e) section 10.7(e) – no regulatory intervention;
   (f) section 10.7(f) – no material adverse change;
   (g) section 10.7(g) – no material acquisitions, disposals or new commitments;
   (h) section 10.7(h) – no prescribed occurrences;
   (i) section 10.7(i) – no dividends; and
   (j) section 10.7(j)(ii) – funding.
3. As at the date of this Notice, Bidder and its associates have voting power (pursuant to acceptances of the Offers) of approximately 67.19% in Tab.

Dated 13 July 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd**:

Peter Caillard
Director

EXHIBIT GGG

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

13 July 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Post 2012 Review of Victorian Gambling Licences

The Victorian Government today announced a review of electronic gaming machine, wagering and lotteries licences in Victoria. This review will examine the future structure of licensing arrangements in Victoria and does not affect this company's existing licences, which expire in 2012.

The Victorian Government said the review will take place in two stages, beginning with a review of lotteries licences to be completed next year. The review of gaming and wagering licences will commence in late 2005 with consultations to take place throughout 2006. An announcement of the post-2012 structure for gaming and wagering will be made in 2007 with the licences awarding process to follow.

The Victorian Government has confirmed that the number of machines will not be reconsidered by the review, nor will it address specific problem gambling measures.

TABCORP Managing Director and Chief Executive Officer Matthew Slatter said: "It is pleasing that we finally have a process for relicensing to be resolved.

"The timetable, composing of a review and then the awarding process, allows public and stakeholder consultation and is a positive methodology to then award gaming and wagering licences in Victoria.

"However, we are disappointed about the length of time the Government has scheduled for the review process and the awarding of licences."

"It was our understanding that the future of the gaming and wagering licences beyond 2012 would be resolved during this term of government and I know that the lack of certainty beyond 2012 will disappoint the company's shareholders as well as other stakeholders such as Victorian pubs, clubs and the racing industry.

Mr Slatter said: "As Australia's premier gambling and entertainment group, TABCORP remains in a very strong position to continue to hold the wagering and gaming licences in Victoria beyond 2012."

For further information please contact:

At TABCORP
Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508